

Transfusion With Confidence


vitex

INACTINE™ PATHOGEN REDUCTION SYSTEM FOR RED BLOOD CELLS



2002 MILESTONES

- Obtained FDA concurrence on the Phase III clinical trial program for the INACTINE™ Pathogen Reduction System for red blood cells.

- Established processing lab within Vitex and successfully began producing INACTINE™ pathogen reduced RBC units for use in the Phase III clinical trial program.

- Demonstrated the ability of the INACTINE™ Pathogen Reduction System to eradicate key global parasitic pathogens transmitted by blood transfusions including the organisms that cause Chagas disease, malaria and babesiosis. Findings were reported at the 27th Congress of the International Society of Blood Transfusion (ISBT).

- Established relationships with blood centers throughout the United States to ensure adequate blood supply in support of the Phase III clinical trial.

- Advanced the product safety profile of the INACTINE™ Pathogen Reduction System for red blood cells by the successful completion of key toxicology studies.

- Demonstrated the INACTINE™ Pathogen Reduction System to be effective in inactivating the virus that causes West Nile encephalitis. West Nile Virus is the most recent example of a new pathogen entering the blood supply and causing transfusion transmitted fatalities. Vitex communicated its findings on West Nile Virus inactivation at the American Association of Blood Banks meeting and the November FDA-sponsored conference on West Nile Virus Diagnostics.


vitex

- Initiated patient enrollment in the Phase III clinical study involving patients requiring chronic transfusion support.

- Achieved milestone of being the only red cell inactivation technology to achieve publication in peer-reviewed scientific journals. Published studies demonstrating the capabilities of the INACTINE™ System to inactivate lymphocytes which can mediate transfusion related disease including data that suggests INACTINE™ was as effective as gamma-irradiation in preventing tGvHD (Transfusion-Graft-versus-Host-Disease) and serve as antigens leading to alloimmunization reactions; the molecular mechanism of action of INACTINE™ elucidated and published using HIV as a prototypical infectious agent; and unique capacity of INACTINE™ chemistry to inactivate a broad spectrum of non-enveloped and enveloped viruses.

BUILDING SAFETY INTO THE PRODUCTION PROCESS


Collection Date
Unit Number
Expiration Date
Study Red Blood Cells,
Leukoreduced
PROPERLY IDENTIFY RECIPIENT
VOLUNTEER DONOR
O
POSITIVE

Vitex is developing the INACTINE™ technology for the purpose of preparing blood components that can be transfused with full confidence in their safety. By introducing a new safety step that destroys disease causing microbes as part of the routine production process for manufacturing blood components, patients will be assured that they are receiving the safest blood that can be produced by modern medicine. The medical and economic importance of creating the safest blood possible is evident when it is considered that more than 40 million units of red blood cells are delivered to patients each year in the United States, Europe and Japan. The company's flagship product, the INACTINE™ Pathogen Reduction System for preparation of red blood cell concentrates, is designed to inactivate a broad range of viruses, bacteria, protozoa, and to remove harmful immunologic factors in blood before they reach the patient during transfusion. The INACTINE™ System may provide the most advanced method for preparing safe red cell concentrates because it has an unmatched ability to inactivate a diverse range of pathogens and is the only pathogen reduction method that has the ability to remove dangerous proteins that can elicit hazardous immunologic reactions in the patient. Most importantly, the INACTINE™ technology has the ability to achieve such a powerful protective effect even while preserving the therapeutic properties of red blood cells. By providing a broad barrier of protection against well-established blood borne pathogens as well as the new emerging threats to blood safety, the INACTINE™ Pathogen Reduction System may be one of the most significant advancements in blood safety technology since diagnostic testing was first introduced more than 30 years ago.

In 2003, Vitex will continue to work aggressively toward its goal of introducing a technology that will lead to unsurpassed safety performance in transfusion medicine. The arena for achieving our goal has moved from the laboratory and is now at the patient's bedside. We continue to execute the Phase III clinical trial program. Transfusion with confidence is within our reach.



From left:
Samuel K. Ackerman, M.D.
Chairman of the Board and Chief Scientific Officer

John R. Barr,
President and CEO

Thomas T. Higgins
Executive Vice President, Operations and CFO

Bernadette L. Alford, Ph.D.
Executive Vice President, Development, Regulatory and Clinical Affairs

To Our Shareholders:

2002 was a landmark year for Vitex and with it came many significant scientific and clinical accomplishments. Vitex successfully launched its Phase III pivotal trials for its INACTINE™ Pathogen Reduction System for red blood cell concentrates. Successful execution of these well-designed studies position Vitex to be first to market with pathogen reduction technology for red blood cell concentrates. The red cell market segment constitutes 70% of all transfused blood components with more than 40 million units transfused annually in North America, Europe and Japan. We are advancing at an impressive pace in proving the inactivation of existing pathogenic threats, as well as showing our readiness to anticipate and counter the next infectious disease threats. Vitex continued to strengthen its intellectual property base with its patented chemistry, and this past year, demonstrated its one-of-a-kind ability to safeguard the blood supply against the largest spectrum number of known pathogen contaminants of blood. With seven articles published in peer-reviewed journals, and three accepted for future publication, we are displaying the strength of this unparalleled pathogen reduction technology in the scientific forum of prestigious medical journals. Due to the scientific and clinical teams of Vitex and the development of an automated Pathogen Reduction System for red blood cell concentrates, we are now well-positioned to seize the $3 to $4 billion market opportunity with the commercialization of our late stage product INACTINE™ Pathogen Reduction System for red blood cells.

Leading With A Superior Technology

Blood transfusions from apparently healthy donors were found to be transmitting a new virus in 2002 – the West Nile Virus. The Centers for Disease Control reported, as of January 2003, thirteen (13) cases of transmission of West Nile Virus by blood transfusion. From our invitation in September to submit testimony at the first Joint Congressional Hearing on Responding to West Nile Virus, to our presentation of research at the Workshop on West Nile in November, our scientific leadership has kept us on the forefront, as we continually present new scientific findings on the inactivation of this emerging threat to the blood supply. At the Workshop on West Nile, sponsored in part by both the Food and Drug Administration (FDA) and the National Institutes of Health (NIH), we presented important new data on the ability of the virus to contaminate all components of blood and survive in a unit of red blood cells stored for 42 days.

In addition to confronting the threat of West Nile Virus, we advanced our clinical research in other critical areas. The Journal of the American Association of Blood Banks, *Transfusion*, published our study which demonstrated that INACTINE™ PEN110 treatment is as effective as gamma-irradiation in the functional inactivation of white blood cells in non-leukoreduced red blood cell units. In a further non-clinical study, we concluded that INACTINE™ PEN110 is effective as a replacement for gamma-irradiation in preventing Transfusion-Associated Graft-versus-Host-Disease (TA-GVHD), a serious complication in transfusion medicine whereby the cells from a tissue or organ transplant mount an attack against the recipients' own immune system. Gamma-irradiation is currently the only available method to prevent TA-GVHD but it is well known to damage the quality of the blood.

The INACTINE™ System remains the only technology to have reported the ability to inactivate human Parvovirus B19 virus in red cell concentrates. Parvovirus B19 is a non-enveloped virus that contaminates approximately 1 in 800 units of blood and can cause severe clinical consequences in immune compromised patients and pregnant women. Data indicated that INACTINE™ PEN110 completely inactivated clinical isolates of Parvovirus B19 in red blood cell units.

Equally notable, an article was published in *Vox Sanguinis*, the official journal of the International Society of Blood Transfusion, authored by Vitex scientists and outside collaborators on viral inactivation. These studies demonstrated the unparalleled robustness of INACTINE™ PEN110 technology in inactivating a broad spectrum of viruses, including enveloped – as well as the more challenging non-enveloped – viruses. The results in this unprecedented paper validate the strength and versatility of INACTINE™ Pathogen Reduction System for red blood cells. We have also made substantial progress in our toxicology program for INACTINE™ PEN110 which continues to demonstrate an unmatched product safety profile for our red cell process.

We continued to strengthen our patent position during 2002 and are confident that our intellectual property will be an important competitive advantage as we approach the threshold of commercialization.

Turning Toward Commercialization

As we head towards commercialization, our goal is to seamlessly and cost effectively integrate the INACTINE™ System into the current blood-banking environment. Our focus is now strongly targeted toward demonstrating our system's scalability and ease of implementation to potential customers and regulators worldwide. To this end, we are now further streamlining our system to be fully automated through development of a proprietary delivery device which we plan to introduce into the Phase III trials later this year. We are making progress in identifying and developing partnerships to successfully commercialize the INACTINE™ System around the world. We look forward to updating you on the progress of these discussions in the months ahead. In 2002, we also restructured our partnership with Pall Corporation, allowing Vitex a one-year period to identify additional partners. Our partnership with Pall has been critical in continuing to advance our program from early development to pivotal trials. Pall Corporation will make a previously committed $4 million milestone investment coterminus with completing a rights offering which we announced in January. This funding should allow Vitex to advance its Phase III program and close on one or more new commercial partnerships.

The problem of blood safety is a significant public health and economic concern that now involves multiple government agencies and committees. We continue to drive our initiatives on Capitol Hill and nationwide in order to educate and influence the opinions of policy makers and Congress on issues of blood safety and reimbursement.

I would like to thank our team of employees and scientific experts, as well as you, my fellow shareholders, for your continued support and commitment to the Company's mission of improving the safety of the world's blood supply. I look forward to updating you on our rapid progress in the coming months.

Sincerely,



John R. Barr
President and CEO
May 15, 2003

SAFE BLOOD: THE ONGOING CHALLENGE

Blood is one of the nation's most valuable life-saving resources. Because it is biological fluid derived from humans, it also carries with it the possibility of transmitting disease. The likelihood of a particular unit of blood being contaminated with an infectious microbe is dependent upon the experiences of the person donating the blood. Before being allowed to donate blood, a prospective donor must answer a series of personal questions related to travel and lifestyle. These questions are intended to determine if that donor is at a higher risk of having microbes in their blood. If the answers to these questions are deemed satisfactory, the person is allowed to donate the blood. Part of the donated blood is tested using nine different diagnostic assays for five pathogens. The purpose of this diagnostic testing panel is to determine if there is evidence that the donor has been infected with these microbes. The unmet challenge for ensuring blood safety is due to multiple inadequacies in the current system of donor selection and inspection. The reliance on a questionnaire does not address all potential risk factors and it is well known that donors may not answer the questions correctly. Diagnostic blood tests are not 100% accurate in identifying contaminated units and the tests are limited to only a few microbes. The microbial challenge to the blood supply today is significantly greater than just five pathogens. In addition, there is an ongoing risk of new infectious agents entering the blood supply. A recent example of a new virus entering the blood supply and bypassing all of the existing safeguards was the outbreak of West Nile Virus during the summer of 2002 in the United States.



In 1999, mosquitoes infected with the West Nile Virus were unintentionally transported into the United States. Upon their arrival, the infected mosquitoes began transmitting the virus to crows and other birds which served as a natural host reservoir for the virus. The infected birds transmitted the virus to endogenous mosquitoes and the epidemic spread. The mosquitoes not only infected other birds but also began to transmit the West Nile Virus into humans and horses. Thousands of Americans contracted the West Nile Virus with the most serious complication of infection being fatal encephalitis, or inflammation of the brain. Human to human transmission began to occur when some of these apparently healthy individuals donated their blood for transfusion. The patients receiving these tainted units of blood became infected with the West Nile Virus. All of these cases are actively being investigated by the Center for Disease Control. The figure on the opposite page summarizes the current understanding of West Nile Virus Transmission (figure is adapted from Centers for Disease Control and Prevention, and the Food and Drug Administration websites).

UPDATED WEST NILE VIRUS TRANSMISSION


West Nile
Mosquito Vector
West Nile
West Nile
Incidental Infection
Blood Donation
INACTINE™
Process Should Result
In Safe Transfusion
Transfusion
Transmitted West
Nile Virus Infection
Bird Reservoir Hosts
Incidental Infection
Transfusion Recipient

In response to this new threat to the blood supply, blood banks in the United States and Canada announced a voluntary withdrawal of blood components in their inventory that were collected during the West Nile season. In addition, regulatory agencies held scientific conferences on the development of diagnostic tests and pathogen inactivation technologies to respond to the West Nile Virus epidemic. It is the intent of the INACTINE™ technology to prevent this breakdown in transfusion safety by providing a processing step for treating the donated blood. This step should eradicate a broad spectrum of microbes that can be present in blood including viruses like West Nile Virus. In 2002, Vitex completed scientific studies that provided compelling evidence that West Nile Virus in red blood cells can be eradicated by the INACTINE™ technology.

TRANSFUSION WITH CONFIDENCE



Vitex is developing the pathogen reduction technology that will allow the transfusion of blood to be performed with a new confidence in its safety and therapeutic integrity. The INACTINE™ pathogen reduction safety step should destroy disease causing microbes as a part of the routine manufacturing process of blood components. The doctors who transfuse red blood cells and the patients who receive such transfusions should have a renewed confidence that blood centers have produced the highest quality blood components that have ever been made.

Today, safety is dependent upon a process of inspection: the identification of high risk blood through donor screening and diagnostic testing. As federal officials respond to new blood safety threats with additional donor restrictions, the donor pool shrinks and the severity of the blood shortage worsens. Recent FDA restrictions were estimated to have eliminated 5% of the eligible donor pool. Our goal is to reduce the incidence of adverse transfusion reactions with a new paradigm for cellular blood components: building safety into the manufacturing process of the blood component. By building safety into the product as part of the manufacturing process, we intend to remove transfusion risks from infectious disease and immunological sources to an absolute minimum. If successful, the patient will have greater confidence and peace of mind that they have not acquired a new disease as a result of their blood transfusion therapy.

HOW IS THE INACTINE™ SYSTEM DIFFERENT?

The widespread recognition for the need of pathogen inactivation or reduction technology has led to the development of alternative approaches for achieving transfusion safety of blood. However, it is important to note that these pathogen reduction systems are not equivalent in their performance. The INACTINE™ System is unsurpassed in its unique ability to inactivate the broadest spectrum of viruses, bacteria and parasites. The ability of the INACTINE™ technology to eradicate difficult to inactivate pathogens is due to the development of an advanced patent protected chemistry. The INACTINE™ chemistry features small molecules that, due to their size and stability in blood, are capable of penetrating through the protective walls of resistant pathogens. The molecule is triggered only when it binds with its target, the DNA or RNA of the pathogen. The loss of DNA or RNA replication is a fatal event for microbial agents. Since red blood cells do not need DNA or RNA to function, INACTINE™ chemistry is gentle and does not appear to damage the quality of the blood. The molecular properties of the INACTINE™ chemistry were an important part of the careful selection process for choosing the superior pathogen inactivating molecule which is designated as PEN110. This molecule can be synthesized efficiently in abundant quantities to meet the world's need for safer blood transfusions. Vitex is unique by being the only company to have achieved peer-reviewed publications in the field of red cell pathogen inactivation. Further, only the INACTINE™ system combines pathogen reduction with red cell purification. By purifying the red cells using the automated washing process to remove INACTINE™ PEN110 to trace levels, the INACTINE™ red cell concentrates appear to have achieved an outstanding safety profile. The purification step removes other immunological contaminants in red blood cells that are known to cause life threatening transfusion reactions as well as non-febrile transfusion reactions. We are on track to develop the best pathogen inactivation technology for red cell concentrates and also to be first to the market place. Our team is committed to achieving these goals and we were pleased with our progress in 2002.

A MULTI-DISCIPLINARY SCIENTIFIC ADVISORY BOARD (SAB) FOR ADVANCING TRANSFUSION MEDICINE SAFETY

Pathogen reduction is a development program requiring the integration of the physical, life and medical sciences. Vitex has benefited from its international SAB assembled to support the management team on the full range of scientific and medical efforts for the INACTINE™ program. By having this expertise available throughout the development program, Vitex has transitioned the INACTINE™ pathogen reduction program in red cells from the laboratory bench to the patient bedside.

THE MISSION OF THE VITEX SAB

ADVISE

"The Board's support of our molecular sciences initiatives on the mechanism of action of INACTINE™ viral inactivation strengthened the quality of our experimental approach. We were pleased to have our manuscript on HIV inactivation published last year [Transfusion 42(10): 1326 (2002)]."

– Asa Ohagen, Ph.D., Vitex Principal Scientist

COLLABORATE

"Our Board membership actively participated in the conduct of research that provided persuasive data on the effectiveness of the INACTINE™ technology for inactivating lymphocytes as a potential alternative to gamma irradiation. We were pleased that this work was accepted for presentation at the 2002 AABB Annual Meeting [Transfusion 42(9S): 72S (2002)]".

– Andrei Purmal, Ph.D., Vitex Vice President, Biochemical Sciences

CHALLENGE

"Our research team has elevated their science to meet the expectations of this prestigious group of thought leaders. As a result of driving the INACTINE™ technology forward, we are also contributing to the field of blood transfusion safety. For example, our work in inactivating West Nile virus contributed to the basic understanding of the complexity of the virus in blood [Workshop on Development of Donor Screening Assays for West Nile Virus, CBER/CDC/NHLBI/HRSA, November 4 - 5, 2002]."

– John Chapman, Ph.D., Vitex Senior Vice President, R&D

CRITIQUE

"Because well-designed clinical studies are fundamental to the success of our INACTINE™ RBC program, we are fortunate to have benefited from the collective expertise of our SAB in transfusion medicine. Their critique continues to provide an invaluable resource to our clinical trial program."

– Bernadette Alford, Ph.D., Vitex Executive Vice President

A MESSAGE FROM THE CHAIRMAN OF THE SCIENTIFIC ADVISORY BOARD



"I joined the SAB of Vitex because I firmly believe that pathogen-reduction technology is an important technology to explore. The SAB was assembled to represent a diverse group of intellectual talent and it has been a distinct pleasure to work with my fellow SAB members. We see our role as a "scientific conscience" to the company – willing to challenge the Vitex scientific group in areas that need more investigation; suggesting directions for additional study; and reminding the company of how their technology should fit into the overall enterprise of blood transfusion. I have been quite impressed by the willingness of the company not only to accept but also to solicit criticism of their scientific progress and equally impressed by the thoughtful and professional response of the committee.

I am looking forward to continuing progress of the SAB as the company continues the transition from laboratory bench to blood center. In this role, I will maintain a strong orientation towards non-infectious hazards of blood transfusion. I have been very impressed by the extent to which the Vitex leadership recognizes that overall transfusion safety depends upon more than just microbiological safety. They are committed to exploring the full range of transfusion risk; and making the safest product possible for transfusion. I look forward to seeing just how far they can go."

SCIENTIFIC ADVISORY BOARD 2002

Walter Dzik, M.D. serves as Chairman of the Scientific Advisory Board. He is the co-director of the Blood Transfusion Service at Massachusetts General Hospital and associate professor of Pathology at Harvard Medical School. Other members include:

Michael Busch, M.D., Ph.D. is vice president of Research for the Blood Centers of the Pacific, and Blood Systems, Inc., adjunct professor of Laboratory Medicine at the University of California, San Francisco, and president of the Blood Systems Foundation.

Harvey Klein, M.D. is chief of Transfusion Medicine at the National Institutes of Health Clinical Center, and an internationally recognized expert on blood and blood products.

Steven Kleinman, M.D. is a virologist and clinical professor of pathology at the University of British Columbia, and serves as a transfusion medicine consultant to the National Heart Lung and Blood Institute Retrovirus Epidemiology Donor Study.

David Onions, Ph.D. is chair of the Department of Veterinary Pathology at the University of Glasgow and the director of Q-One Biotech Ltd.

Chris Prowse, M.D. is research director for the Scottish National Blood Transfusion Service, a member of the International Society of Blood Transfusion, and serves on the Council of the British Blood Transfusion Society.

John Semple, Ph.D., an immunologist, is an associate professor in the Department of Pharmacology at the University of Toronto and a staff scientist in the Department of Laboratory Medicine and Pathobiology at St. Michael's Hospital in Toronto.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Recent Developments

On January 21, 2003, we announced the achievement of the Phase III clinical trial milestone under our agreement with Pall Corporation, thereby triggering a $4 million investment by Pall in Vitex common stock. This investment will be priced at $1.02 per share, the average of recent market prices, and will close if we secure more than an additional $11.0 million in equity financing, including through the rights offering described below, on or before September 30, 2003.

Also on January 21, 2003, we announced the filing of a registration statement with the Securities and Exchange Commission for a proposed rights offering of our common stock with a maximum value of approximately $20 million through the distribution of subscription rights to all our shareholders. Under the terms of the rights offering, which remain subject to change, shareholders will receive 0.87 subscription rights for each share of common stock which they own at the record date thereby entitling them to purchase shares of Vitex common stock representing a total of approximately 19.8 million shares. Holders who exercise their basic subscription right will have oversubscription rights to purchase any unsubscribed shares. The exercise price will be $1.02 per share, the same pricing as the Pall $4 million Phase III milestone investment. We have received expressions of interest from certain institutional and venture capital shareholders and their affiliates in exercising their basic and oversubscription rights to purchase common stock under the proposed rights offering. As of March 25, 2003, expressions of interest total between $14 million and $19 million. We intend to close the Pall $4 million investment commitment concurrently with the rights offering resulting in anticipated minimum gross proceeds from the two transactions of between $18 million and $23 million.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with generally accepted accounting principles in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements as well as reported revenues and expenses during the reporting periods. Our actual results could differ from these estimates.

The significant accounting policies that we believe are most critical to aid in fully understanding and evaluating our reported financial results and the accounting policies most critical to the preparation of our consolidated financial statements include the following:

Research and Development Revenue and Cost Recognition

We recognize revenue in accordance with Staff Accounting Bulletin (SAB) No. 101 (SAB101), *"Revenue Recognition in Financial Statements".* Revenues under partner research collaborations are recognized as we incur research costs eligible for reimbursement under the collaboration agreements. Non-refundable up-front and milestone payments related to license and distribution agreements are deferred and amortized over the period in which the licensee has distribution rights. The Company continually reviews these estimates that could result in a change in the deferral period. Amounts received in advance of the incurrence of reimbursable research expenses are deferred and recognized when the related expenses have been incurred.

Prior to the divestiture of our Plasma Operations in August 2001, we recognized revenue from processing services when persuasive evidence of a sales arrangement existed, the processing services were rendered, certain quality control requirements were met and risk of loss passed to the customer.

Research and development costs are charged to operations as incurred.

Long-Lived Assets

Our long-lived assets, which consist of property and equipment and intangible assets, are recorded at cost and amortized over the estimated useful life of the asset. We generally depreciate property and equipment using the straight-line method over their economic life, which ranges from 3 to 15 years. We amortize acquired intangible assets using the straight-line method over their economic lives, which range from 5 to 15 years. Determining the economic lives of our long-lived assets requires us to make significant judgments and estimates, and can materially impact our operating results.

Asset Impairments
We review the valuation of long-lived assets, including property and equipment and intangible assets, under the provisions of SFAS No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets".* We are required to assess the recoverability of long-lived assets on an interim basis whenever events and circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an interim impairment review include the following:

- significant changes in the manner of our use of the acquired assets or the strategy of our overall business;
- significant decrease in the market value of an asset;
- significant adverse change in the Company's business or its industry; and
- significant decline in our stock price for a sustained period.

In accordance with SFAS No. 144, when we determine that the carrying value of applicable long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, we evaluate whether the carrying amount of the asset exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of that asset. If such a circumstance were to exist, we would measure an impairment loss to the extent the carrying amount of the particular long-lived asset or group of assets exceeds its fair value. We would determine the fair value based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. Use of different estimates and judgments on any of these factors could yield materially different results in our analysis, and could result in significantly different asset impairment charges.

Effective January 1, 2002, we adopted the provisions of SFAS No. 142, *"Goodwill and Other Intangible Assets".* Under SFAS No. 142, goodwill is required to be tested for impairment annually in lieu of being amortized. We have selected the fourth quarter as the period to perform the annual test. Furthermore, goodwill is required to be tested for impairment on an interim basis if an event or circumstance indicates that it is more likely than not that an impairment loss has been incurred. An impairment loss shall be recognized to the extent that the carrying amount of goodwill exceeds its implied fair value. Impairment losses shall be recognized in operations.

We adopted SFAS No. 142 during the first quarter of 2002 without a material impact on our financial position or results of operations.

Contingencies
Contingencies are addressed by assessing the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of losses. A determination of the amount of reserves required, if any, for these contingencies is made after reviewing the relevant facts and circumstances, seeking outside professional advice of lawyers or accountants where appropriate, and then making and recording our best judgment of potential loss under the guidance of Statement of Financial Accounting Standards No. 5, *"Contingencies".* This process is repeated in each reporting period as circumstances evolve and are reevaluated. Any changes in our assumptions or estimates that impact our estimates of loss will be recorded in operations immediately in the period of the change.

Results of Operations

Fiscal Year 2002 as Compared to Fiscal Year 2001

Net Revenues
Partner research funding decreased by $2.0 million to $4.2 million for fiscal year 2002 in comparison with 2001 as a result of our August 2002 modification of the Pall collaboration. Under terms of that modification, we assumed responsibility from Pall for funding of the INACTINE™ red cell program. Prior to August 2002, partner research funding was principally from Pall Corporation.

Processing revenue for 2001 was related to the Plasma Operations which we divested in August 2001; accordingly, we had no processing revenue in 2002.

Research and Development

Our research and development activities all relate to the development of pathogen inactivation technologies for blood products of which our INACTINE™ chemistry is currently the core technology and our INACTINE™ Pathogen Reduction System for red cells (the "INACTINE™ system") is the lead product candidate. The INACTINE™ system has completed Phase I and Phase II clinical trials in human subjects and has now entered Phase III trials in the United States.

Our research and development spending on pathogen inactivation technologies principally includes our internal research efforts, scientific and development work under contract to independent vendors, our intellectual property protection efforts and clinical trials conducted by medical institutions. Research and development spending on pathogen inactivation technologies totaled $21.5 million for 2002 as compared to $20.2 million for 2001, an increase of $1.3 million, or 7 percent. The increase from 2001 includes a non-recurring $1.0 million royalty prepayment in 2002 in connection with engineering services for the INACTINE™ system as well as component development costs and outside studies of the safety profile of the INACTINE™ system. In fiscal year 2000 research and development spending totaled $17.7 million. Cumulatively, we have invested $128.2 million in research and development on pathogen inactivation technologies for blood products since our inception in 1995, including the cost of in-process research and development resulting from our 1999 merger with Pentose Pharmaceuticals, Inc.

Our Phase III clinical trial program for the INACTINE™ system began in December 2002 and we expect that program to continue into the second half of fiscal 2004. At that point, we will prepare a Biologics License Application (BLA) for submission to the FDA which initiates the final step of FDA review, leading to a decision by the FDA on approval to market the system in the U.S. The time involved in this stage of the FDA review is not within our control and we cannot reasonably estimate this time period. We intend to introduce the INACTINE™ system into the U.S. market shortly after receiving BLA approval. We anticipate that our research and development spending during the time leading to our filing of a BLA, including the cost of conducting clinical trials, will be in the annual range of approximately $25 million.

In parallel with this process, we will be developing and implementing a strategy to achieve marketing approval of the INACTINE™ system in the European Community and Japan. We are currently in the course of developing this strategy and have not yet arrived at estimates of the timing and related cost.

The exact nature, timing and estimated costs of the efforts necessary to bring to market the product resulting from our pathogen inactivation research and development projects involve a number of key variables which are either unpredictable or outside our control, including the enrollment rates and results of the Phase III clinical trials, the length of the FDA and foreign regulatory approval processes, the success of our fundraising efforts, our ability to establish and maintain relationships with marketing partners and strategic collaborators, and the timing of commencement of commercialization of our product. These factors are also described elsewhere in our Form 10-K in the section entitled "Risk Factors." Accordingly, we are unable to estimate, with any degree of precision, either the total future costs that will be required to continue and complete the commercialization of the INACTINE™ system, or the period in which we can expect material net cash inflows from the system.

Selling, General and Administrative Expenses

Selling, general and administrative expenses decreased $3.0 million or 39 percent to $4.8 million in 2002 versus the prior year period. The decrease reflects lower administrative staffing levels required for our operations subsequent to the divestiture of the Plasma Operations in August 2001.

Cost of Sales

Cost of sales of $15.7 million recorded in fiscal year 2001 contains costs incurred by the Plasma Operations prior to the divestiture of those operations on August 14, 2001. Accordingly, there were no cost of sales in 2002.

Plasma Operations Impairment

We recorded a net asset impairment charge of $6.8 million during fiscal 2001 due to the divestiture of our Plasma Operations in August of that year. In 2002, we recorded credits of $1.6 million primarily related to the $1.2 million settlement of an ethanol tax dispute with the U.S. Bureau of Alcohol, Tobacco and Firearms as well as the settlement of certain liabilities below recorded amounts.

Interest Income, Net
We earned net interest income of $0.4 million in 2002 versus net interest income of $0.1 million for the prior year. The difference was due primarily to lower average term debt obligations during 2002.

Provision for Income Taxes
For fiscal years 2002 and 2001, we have recorded no income tax expense or benefit. At December 28, 2002 and December 29, 2001, we established a full valuation allowance against our net deferred tax asset positions of $47.2 million and $38.0 million, respectively. Realization of these net deferred tax assets will be based on, among other things, our ability to generate future taxable profits and utilize our net operating loss carryforwards and tax credits before they expire.

Fiscal Year 2001 as Compared to Fiscal Year 2000

Net Revenues
Processing revenues decreased 42 percent to $20.6 million for fiscal year 2001 in comparison with $35.5 million in fiscal year 2000. The 2001 results reflect a partial year of activity due to the divestiture of the Plasma Operations on August 14, 2001. The Plasma Operations were responsible for all reported processing revenues.

Partner research funding, principally from Pall Corporation, increased by $2.2 million or 55 percent to $6.3 million for the fiscal year 2001 versus fiscal year 2000. The increase reflects the acceleration of our research and development efforts in the INACTINE™ red blood cell program.

Cost of Sales
Cost of sales was $15.7 million or 76 percent of processing revenues in fiscal year 2001 versus $28.1 million or 79 percent of processing revenues in fiscal year 2000. The decrease in cost of sales reflects lower processing volume and the divestiture of the Plasma Operations in August 2001. As mentioned previously, 2001 cost of sales was for a partial year due to the August 14, 2001 divestiture of the Plasma Operations.

Research and Development
Research and development costs increased by $2.7 million to $20.2 million in fiscal year 2001 versus $17.5 million in fiscal year 2000. Our increased spending is concentrated in our INACTINE™ red cell pathogen reduction program which covered Phase II clinical trials in 2001.

Selling, General and Administrative Expenses
Selling, general and administrative expenses decreased $2.6 million in fiscal 2001 to $7.8 million from $10.4 million in the prior year. The decrease reflects the effects of the divestiture of the Plasma Operations on August 14, 2001.

Plasma Operations Divestiture
During fiscal year 2001, we recorded a net charge of $6.8 million for the divestiture of our Plasma Operations.

Provision for Income Taxes
For fiscal years 2001 and 2000, we have recorded no income tax expense or benefit. At December 29, 2001 and December 30, 2000, we established a full valuation allowance against our net deferred tax asset positions of $38.0 million and $25.7 million, respectively. Realization of these net deferred tax assets will be based on, among other things, our ability to generate future taxable profits and utilize our net operating loss carryforwards and tax credits before they expire.

Liquidity and Capital Resources
We have historically financed our operations through sales of common stock, issuance of short-term and long-term debt, capital lease financing arrangements and research and development funding.

At December 28, 2002, we had working capital of $5.5 million, including cash and cash equivalents of $7.2 million, in comparison with working capital of $23.4 million, including cash and cash equivalents and short-term investments of $25.3 million at

December 29, 2001. The primary objectives for our investment of cash balances are safety of principal and liquidity. Available cash balances are historically invested in money market funds and in portfolios of investment grade corporate and U.S. government securities.

During the year ended December 28, 2002, our total cash and investments position decreased by $18.0 million primarily reflecting operating losses and changes in working capital of $20.9 million, investments in property and equipment of $1.5 million and repayment of capital lease obligations of $0.3 million. This spending was offset by borrowings of $2.5 million under the Pall Corporation revolving credit facility and the receipt of $2.0 million contingent consideration related to the 2001 divestiture of the Plasma Operations.

Under our collaboration agreement, Pall Corporation is obligated to make a $4 million investment in our common stock at an average market price upon initiation of Phase III clinical trials. This milestone was achieved on December 31, 2002 resulting in pricing of $1.02 per share for the investment. The investment is expected to close concurrently with the rights offering as described below. In addition, Pall has made available to us a revolving credit facility in the total amount of $5.0 million of which $2.5 million was available for future drawdowns at December 28, 2002. In February 2003, we drew the remaining $2.5 million under the facility.

We are involved in discussions with potential distribution partners for the INACTINE™ red cell system. These companies have marketing capabilities in different regions of the world and also have substantial technology and financial resources. We expect that if we enter marketing collaborations with new partners, the terms of the arrangements would involve upfront and milestone payments to Vitex. At this date, we cannot predict the likelihood of closing new marketing partnerships in the near future or the likely terms of those partnerships.

On January 21, 2003, we filed a registration statement with the Securities and Exchange Commission (the "SEC") for a proposed offering of our common stock with a maximum value of approximately $20 million through the distribution of subscription rights to all our shareholders. Under terms of the rights offering, shareholders will receive 0.87 subscription rights for each share of common stock which they own at the record date, thereby entitling them to purchase shares of Vitex common stock representing a total of approximately 19.8 million shares. The exercise price will be $1.02 per share, the same pricing as the Pall $4 million Phase III milestone investment commitment. Pall is required to complete its equity milestone investment if we close an equity financing of $11 million or more prior to September 30, 2003. As of March 25, 2003, we have received non-binding expressions of interest in the proposed rights offering totaling $14 million to $19 million. With the rights offering in this minimum range, we intend to close the rights offering concurrently with the Pall milestone investment resulting in anticipated minimum proceeds of $18 million to $23 million from the combined transactions. As further described in Note 11 to the consolidated financial statements, if the total financing exceeds $15 million, our credit facility with Pall will mature and we will repay the current outstanding balance of $5 million. The registration statement for the rights offering is currently under review by the SEC. The Company intends to commence the rights offering shortly after the review is completed and the registration statement is declared effective by the SEC. However, there is no guarantee that we will be able to successfully complete these transactions.

At December 28, 2002, the Company had cash and available borrowings under its revolving credit facility of approximately $9.7 million. Management believes that these resources will only be adequate to support the Company's operations into the second quarter of fiscal 2003.

In the event that our fund raising efforts are not successful in raising the minimum proceeds indicated under the expressions of interest, the Company intends to delay or reduce expenditures so as to continue its operations on a limited scale and within its available resources.

New Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148, *"Accounting for Stock-Based Compensation – Transition and Disclosure".* SFAS No. 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As the Company did not make a voluntary change to the fair value based method of accounting for stock-based employee compensation in 2002, the adoption of SFAS No. 148 did not have a material impact on the Company's financial position and results of operations.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others",* which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The application of the requirements of FIN 45 did not have a material impact on the Company's financial position or results of operations.

Pro Forma Results of Operations

The following unaudited pro forma statements of operations are based on our historical consolidated financial statements after giving effect to the divestiture of our Plasma Operations as if the sale had occurred on the first day of fiscal year 2000. In deriving these unaudited pro forma statements, we eliminated revenues, cost of sales, research and development expenses, sales and marketing costs, divestiture adjustments and interest expense associated with the Plasma Operations from the historical financial statements. These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that actually would have been reported had the divestiture occurred on the first fiscal day of 2000, or of our future results of operations.

Pro Forma Condensed Consolidated Statements of Operations

For the fiscal years ended December 28, 2002, December 29, 2001 and December 30, 2000
(unaudited) (in thousands, except for per share data)

	December 28, 2002	December 29, 2001	December 30, 2000
Revenues- partner research funding	$ 4,225	$ 6,264	$ 4,030
Cost and expenses:			
Research and development costs	21,537	20,098	16,074
General and administrative expenses	4,756	7,446	6,915
Total operating costs and expenses	26,293	27,544	22,989
Loss from operations	(22,068)	(21,280)	(18,959)
Interest income, net	400	470	787
Net loss	($21,668)	($20,810)	($18,172)
Basic and diluted net loss per share	($0.95)	($0.93)	($0.92)
Weighted average common shares used in computing basic and diluted net loss per share	22,752	22,325	19,860

Pro Forma Fiscal 2002 as Compared to Pro Forma Fiscal 2001

Net Revenues

Partner research funding decreased by $2.0 million to $4.2 million for fiscal year 2002 in comparison with 2001 as a result of our August 2002 modification of the Pall collaboration. Under terms of that modification, we assumed responsibility from Pall for funding of the INACTINE™ red cell program. Prior to August 2002, partner research funding was principally from Pall Corporation.

Research and Development

Research and development costs of $21.5 million for 2002 increased $1.4 million or 7 percent from the prior year. The increase encompasses a non-recurring $1.0 million royalty prepayment in 2002 in connection with engineering services and increased costs of development and safety studies for the INACTINE™ Pathogen Reduction System for red cells (the "INACTINE™ system). We began Phase III clinical trials for the INACTINE™ system in December 2002 and expect an increase in research and development spending in future quarters as we move forward with these trials.

General and Administrative Expenses

General and administrative expenses decreased $2.7 million or 36 percent to $4.8 million in 2002 versus the prior year period. The decrease reflects lower administrative staffing levels required for our operations subsequent to the divestiture of the Plasma Operations in August 2001 as well as a credit of approximately $0.3 million in the fourth quarter of fiscal 2002 for adjustment of compensation-related accrued expenses.

Interest Income, Net

We earned interest income of $0.4 million in 2002, consistent with 2001.

Pro Forma Fiscal 2001 as Compared to Pro Forma Fiscal 2000

Net Revenues

Partner research funding, principally from Pall Corporation, increased by $2.2 million or 55 percent to $6.3 million for the fiscal year 2001 versus fiscal year 2000. The increase reflects the acceleration of our research and development efforts in the INACTINE™ Pathogen Reduction System for red cells.

Research and Development

Research and development costs increased by $4.0 million to $20.1 million in fiscal year 2001 versus $16.1 million in fiscal year 2000. Our increased spending is concentrated in our INACTINE™ Pathogen Reduction System for red cells which covered Phase II clinical trials in fiscal year 2001.

General and Administrative Expenses

General and administrative expenses were slightly higher in fiscal 2001 at $7.4 million versus $6.9 million in fiscal 2000 due to increased legal costs.

Interest Income, Net

Net interest income was $0.5 million for fiscal year 2001 compared to $0.8 million for fiscal year 2000. This reflects higher cash balances in fiscal 2000 where, under the pro forma scenario, divestiture proceeds were received on the first day of fiscal 2000.

Market Risk Disclosures

Our earnings and cash flows are subject to fluctuations due to the effects of changes in interest rates on our investments of available cash balances in money market funds and in portfolios of investment grade corporate and U.S. government securities and on our borrowings under the Pall revolving credit facility. Under our current policies, we do not use interest rate derivative instruments to manage exposure to interest rate changes.

Forward-Looking Statements

This document and other documents we may file with the Securities and Exchange Commission contain forward-looking statements. Also, our company management may make forward-looking statements orally to investors, analysts, the media and others. Forward-looking statements express our expectations or predictions of future events or results. They are not guarantees and are subject to many risks and uncertainties. There are a number of factors that could cause actual events or results to be significantly different from those described in the forward-looking statement. Forward-looking statements might include one or more of the following:

- anticipated results of financing activities;
- anticipated clinical trial timelines or results
- anticipated research and product development results;
- projected regulatory timelines;
- descriptions of plans or objectives of management for future operations, products or services;
- forecasts of future economic performance; and
- descriptions or assumptions underlying or relating to any of the above items.

Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate", "estimate", "expect", "project", "intend", "opportunity", "plan", "potential", "believe" or words of similar meaning. They may also use words such as "will", "would", "should", "could" or "may". Given these uncertainties, you should not place undue reliance on these forward-looking statements, which speak only as of the date of this report. You should review carefully the risks and uncertainties identified in this report. We may not revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders:
V.I. Technologies, Inc.

We have audited the accompanying consolidated balance sheets of V.I. Technologies, Inc. as of December 28, 2002 and December 29, 2001 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 28, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of V.I. Technologies, Inc. as of December 28, 2002 and December 29, 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 28, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses from operations, and its current cash balances and available borrowings under its revolving credit facility as of December 28, 2002 are not sufficient to support its operations over the next fiscal year. The Company has filed with the Securities and Exchange Commission (the "SEC") a registration statement for a $20 million rights offering to its shareholders and intends to commence the offering shortly after the registration statement is declared effective by the SEC. Concurrently, the Company plans to close a $4 million equity milestone investment by Pall Corporation. However, the ability of the Company to successfully complete the rights offering and close the Pall investment in a total amount adequate to fund its operations during fiscal year 2003 cannot be determined at this time. Accordingly, this raises substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

KPMG LLP

Boston, Massachusetts
February 21, 2003, except for Note 1,
which is as of March 25, 2003

CONSOLIDATED BALANCE SHEETS

	December 28, 2002	December 29, 2001
Assets		
Current assets:		
Cash and cash equivalents	$ 7,248,669	$ 21,949,176
Short-term investments	–	3,332,385
Other receivables	6,493,122	3,254,325
Prepaid expenses and other current assets	692,629	778,114
Total current assets	14,434,420	29,314,000
Property and equipment, net	4,960,725	4,302,978
Intangible assets, net	2,967,191	3,214,458
Goodwill	397,549	397,549
Other assets, net	1,055	6,000,915
Total assets	$ 22,760,940	$ 43,229,900
Liabilities and Stockholders' Equity		
Current liabilities:		
Revolving credit facility	$ 2,500,000	$ –
Current portion of capital lease obligations	157,640	254,007
Accounts payable	1,574,731	1,536,804
Accrued expenses	1,084,816	4,007,545
Deferred revenue	152,628	152,628
Advances from customer	3,478,547	–
Total current liabilities	8,948,362	5,950,984
Capital lease obligations, less current portion	–	159,067
Advances from customer	–	3,224,950
Deferred revenue	953,925	1,106,553
Total liabilities	9,902,287	10,441,554
Stockholders' equity:		
Preferred stock, par value $.01 per share; authorized 1,000,000 shares; no shares issued and outstanding	–	–
Common stock, par value $.01 per share; authorized 45,000,000 shares; issued and outstanding 22,771,821 at December 28, 2002 and 22,730,316 at December 29, 2001	227,718	227,303
Additional paid-in-capital	141,464,492	141,354,765
Accumulated deficit	(128,833,557)	(108,793,722)
Total stockholders' equity	12,858,653	32,788,346
Total liabilities and stockholders' equity	$ 22,760,940	$ 43,229,900

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 28, 2002	Year ended December 29, 2001	Year ended December 30, 2000
Revenues:			
Partner research funding	**$ 4,224,889**	$ 6,264,233	$ 4,029,938
Processing revenue	**–**	20,628,258	35,445,300
ARC Incentive Program credit	**–**	–	1,234,705
Net revenues	**4,224,889**	26,892,491	40,709,943
Costs, expenses and charges:			
Research and development costs	**21,536,750**	20,194,144	17,477,072
Selling, general and administrative expenses	**4,756,176**	7,755,234	10,370,847
Cost of sales	**–**	15,696,850	28,107,067
Plasma Operations divestiture (credit) charge	**(1,627,950)**	6,800,835	–
Total operating costs and expenses	**24,664,976**	50,447,063	55,954,986
Loss from operations	**(20,440,087)**	(23,554,572)	(15,245,043)
Interest income (expense), net	**400,252**	134,607	(137,694)
Discount on customer advance	**–**	–	401,740
Total other income (loss)	**400,252**	134,607	264,046
Net loss	**($20,039,835)**	($23,419,965)	($14,980,997)
Basic and diluted net loss per share	**($0.88)**	($1.05)	($0.75)
Weighted average common shares used in computing basic and diluted net loss per share	**22,752,222**	22,316,424	19,859,644

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 28, 2002, December 29, 2001 and December 30, 2000

	Common Stock		Additional Paid-In	Accumulated	Stockholders'
	Shares	Amount	Capital	Deficit	Equity
Balance at January 1, 2000	19,536,263	$ 195,363	$ 125,582,714	$ (70,392,760)	$ 55,385,317
Issuance of shares of common stock under stock option and purchase plans	437,514	4,374	748,579	–	752,953
Issuance of shares of common stock to Pall Corp. in connection with research collaboration	807,062	8,071	3,991,929	–	4,000,000
Net loss	–	–	–	(14,980,997)	(14,980,997)
Balance at December 30, 2000	20,780,839	207,808	130,323,222	(85,373,757)	45,157,273
Issuance of shares of common stock under stock option and purchase plans	282,810	2,828	1,048,210	–	1,051,038
Issuance of shares of common stock	1,666,667	16,667	9,983,333	–	10,000,000
Net loss	–	–	–	(23,419,965)	(23,419,965)
Balance at December 29, 2001	22,730,316	227,303	141,354,765	(108,793,722)	32,788,346
Issuance of shares of common stock under stock option and purchase plans	41,505	415	109,727	–	110,142
Net loss	–	–	–	(20,039,835)	(20,039,835)
Balance at December 28, 2002	**22,771,821**	**$227,718**	**$141,464,492**	**$(128,833,557)**	**$12,858,653**

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 28, 2002	Year ended December 29, 2001	Year ended December 30, 2000
Cash flows from operating activities:			
Net loss	$(20,039,835)	$(23,419,965)	$(14,980,997)
Adjustments to reconcile net loss to net cash used in operating activities:			
Plasma Operations divestiture (credit) charge	(1,627,950)	6,800,835	–
Depreciation and amortization	1,075,717	3,379,630	4,433,745
Discount on customer advances and long-term receivables	(396,097)	(52,589)	(401,740)
Net accretion of interest	253,597	160,008	265,999
Changes in operating accounts, excluding the effects of operations divested:			
Trade receivables	–	2,703,972	(735,938)
Other receivables, net	1,149,840	952,457	(1,851,547)
Inventory	–	(32,671)	(387,784)
Prepaid expenses and other current assets	85,485	196,358	(120,791)
Accounts payable	37,927	(796,450)	1,325,303
Accrued expenses	(1,294,779)	(2,526,416)	(2,011,319)
Due to related parties, net	–	(120,288)	(365,713)
Deferred revenue	(152,628)	(145,069)	1,411,809
Net cash used in operating activities	(20,908,723)	(12,900,188)	(13,418,973)
Cash flows from investing activities:			
Proceeds from Plasma Operations divestiture	2,000,000	25,000,000	–
Proceeds (purchases) of short-term investments	3,332,385	(3,332,385)	–
Additions to property, plant and equipment	(1,478,877)	(1,725,411)	(6,086,853)
Net cash provided by (used in) investing activities	3,853,508	19,942,204	(6,086,853)
Cash flows from financing activities:			
Proceeds from issuance of common stock	110,142	11,051,038	4,752,953
Principal repayment of long-term debt	–	(2,687,500)	(2,687,500)
Proceeds from revolving credit facility	5,000,000	–	–
Principal repayment of revolving credit facility	(2,500,000)	–	–
Principal repayment of capital lease obligations	(255,434)	(1,224,076)	(1,677,718)
Net cash provided by financing activities	2,354,708	7,139,462	387,735
Net increase (decrease) in cash and cash equivalents	(14,700,507)	14,181,478	(19,118,091)
Cash and cash equivalents, beginning of year	21,949,176	7,767,698	26,885,789
Cash and cash equivalents, end of year	$ 7,248,669	$ 21,949,176	$ 7,767,698

The accompanying notes are an integral part of the consolidated financial statements.

1. Organization and Business Overview

V.I. Technologies, Inc. ("Vitex" or the "Company"), a biotechnology company headquartered in Watertown, Massachusetts, is developing products designed to improve the safety of the world's blood supply. The Company's Pathogen Reduction System for red cells (the "INACTINE™ system") is designed to inactivate a wide range of known and as-yet-unknown viruses, bacteria and parasites, and has demonstrated its ability to remove prions, while preserving the therapeutic properties of red blood cells. The technology works by binding to the RNA or DNA of the pathogen. Once bound, the compound forms an irreversible bond to the pathogenic nucleic acid preventing replication and thereby "killing" the pathogen. The Company's lead product is INACTINE™ Pathogen Reduction System for red cells. Efforts are underway to demonstrate the system's success in three areas necessary for commercial viability: broad pathogen kill, a wide safety margin for the patient, and minimal interference with the function of the red cell. The Company currently has strategic collaborations with Pall Corporation, Haemonetics Corporation, and Amersham Pharmacia Biotech to support commercialization of the INACTINE™ portfolio of products.

The Company faces certain risks and uncertainties similar to other biotechnology companies including the future profitability of the Company; its ability to obtain additional funding; protection of patents and property rights; uncertainties regarding the development of the Company's technologies; competition and technological change; governmental regulations including the need for product approvals; and attracting and retaining key officers and employees.

Fund Raising Efforts – Rights Offering

On January 21, 2003, the Company filed a registration statement with the Securities and Exchange Commission (the "SEC") for a proposed offering of its common stock with a maximum value of approximately $20 million through the distribution of subscription rights to all its shareholders. Under terms of the rights offering, shareholders will receive 0.87 subscription rights for each share of common stock which they own at the record date, thereby entitling them to purchase shares of Vitex common stock representing a total of approximately 19.8 million shares. The exercise price will be $1.02 per share, the same pricing as the Pall $4 million Phase III milestone investment commitment (see Note 11). Pall is required to complete its equity milestone investment if the Company closes an equity financing of $11 million or more prior to September 30, 2003. As of March 25, 2003, the Company had received non-binding expressions of interest in the proposed rights offering totaling $14 million to $19 million. With the rights offering in this minimum range, the Company intends to close the rights offering concurrently with the Pall milestone investment resulting in anticipated minimum proceeds of $18 million to $23 million from the combined transactions. As further described in Note 11, if the total financing exceeds $15 million, the Company's credit facility will mature and the Company will repay the current outstanding balance of $5 million. The registration statement for the rights offering is currently under review by the SEC. The Company intends to commence the rights offering shortly after the review is completed and the registration statement is declared effective by the SEC. However, there is no guarantee that the Company will be able to successfully complete these transactions.

In the event that these fund raising efforts are not successful in raising the minimum proceeds indicated under the expressions of interest, the Company intends to delay or reduce expenditures so as to continue its operations on a limited scale and within its available resources.

The accompanying consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which contemplates the realization of its assets and the satisfaction of its liabilities in the normal course of business. As shown in these consolidated financial statements, the Company has incurred recurring losses from operations and, as of December 28, 2002, has an accumulated deficit of $128.8 million. In the fiscal year ended December 28, 2002, the Company consumed in its operations net cash resources of approximately $20.9 million.

At December 28, 2002, the Company had cash and available borrowings under its revolving credit facility of approximately $9.7 million. Management believes that these resources will only be adequate to support the Company's operations into the second quarter of fiscal 2003. Accordingly, this raises substantial doubt about the Company's ability to continue as a going concern.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the financial statements of the Company and its wholly owned subsidiary, V.I.Technologies Ltd., an entity incorporated for regulatory purposes in the United Kingdom. All intercompany balances and transactions have been eliminated in consolidation.

Operating Segment

The Company operates in a single reportable segment: blood products. These products are used in the health care industry and are regulated in the United States by the U.S. Food and Drug Administration.

Fiscal Year End

The Company prepares its financial statements on the basis of a 52-week fiscal year ending on the Saturday closest to the end of the calendar year. In the notes to the accompanying financial statements, the years ended December 28, 2002, December 29, 2001 and December 30, 2000 are referred to as fiscal years 2002, 2001 and 2000, respectively, in the notes to the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by the Company include the useful lives of fixed assets and intangible assets, recoverability of long-lived assets and the collectibility of other receivables.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities under three months at the time of purchase to be cash equivalents. As of December 28, 2002 and December 29, 2001, cash equivalents amounted to $0.6 million and $20.8 million, respectively. Cash equivalents at December 29, 2001 principally consist of money market funds invested in a portfolio of investment grade, corporate and U.S. government obligations all of which are carried at market value. Cash equivalents at December 28, 2002 include restricted cash of $0.6 million for letters of credit on leased facilities.

Short-term Investments

Short-term investments consist of investments with maturities between three months to one year at the time of purchase. These short-term investments consist of a portfolio of investment grade, corporate and U.S. governmental obligations all of which are carried at market value.

Property and Equipment

Property and equipment are stated at cost and depreciated on a straight-line basis over the estimated useful lives of the respective assets. These range from five to fifteen years for leasehold improvements, and three to five years for all other tangible assets.

Long-lived Assets

The Company reviews its long-lived assets (property and equipment) for impairment whenever events of circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest, is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

Intangible Assets

Intangible assets principally consist of core technology acquired in the Pentose Pharmaceutical, Inc. ("Pentose") merger in 1999. Core technology is being amortized on a straight-line basis over fifteen years. Periodically, the Company reviews the recoverability of its intangible assets. The measurement of possible impairment is based primarily on the ability to recover the balance of the intangible assets from expected future operating cash flows on an undiscounted basis. Accumulated amortization relating to intangible assets amounted to $0.7 million and $0.5 million, at December 28, 2002 and December 29, 2001, respectively. Amortization expense for intangible assets amounted to $0.2 million for fiscal years 2002, 2001 and 2000.

Goodwill

Goodwill is comprised of the work force acquired in the Pentose merger in 1999. Effective the first day of fiscal 2002, goodwill is no longer amortized as discussed in Note 3. Accumulated amortization relating to goodwill amounted to $0.2 million at December 28, 2002 and December 29, 2001. Amortization expense for goodwill amounted to $0.1 million for fiscal years 2001 and 2000.

Revenue Recognition

Reimbursement from collaborators under research programs is recorded within partner research funding when eligible costs are incurred. Partner research funding revenue is primarily from Pall Corporation ("Pall'), a shareholder. Pall's reimbursement of costs of the Company's red blood cell program, net of program costs incurred by Pall, totaled $3.6 million, $5.8 million and $3.9 million in fiscal years 2002, 2001 and 2000, respectively. Also included within partner research funding is amortized revenue related to non-refundable up-front and milestone payments of Amersham Pharmacia Biotech which are amortized over the life of the related agreement. These amounts totaled $0.2 million, $0.2 million and $0.1 million in fiscal 2002, 2001 and 2000, respectively (see Note 11).

Revenue earned by the Company's Plasma Operations was recognized in the period in which the processing services were rendered and upon satisfaction of certain quality control requirements. It was not subject to repayment or future performance obligations.

Processing revenue was derived from providing services to Bayer Corporation and to the American National Red Cross. Bayer and the Red Cross contributed 89 percent and 11 percent, respectively, of total processing revenue in fiscal 2001 prior to the Plasma Operations divestiture described in Note 4. In fiscal 2000, the composition of revenues was 61 percent and 29 percent for Bayer Corporation and the American National Red Cross, respectively.

Research and Development

All research and development costs are charged to operations as incurred.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the amounts of existing assets and liabilities carried on the consolidated financial statements and their respective tax bases and the benefits arising from the realization of operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized.

Net Loss Per Share

Basic net loss per share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per share is the same as basic net loss per share since the inclusion of potential common stock equivalents (stock options and warrants) in the computation would be anti-dilutive. The dilutive effect of common stock equivalents for the years 2002, 2001 and 2000, had they been included in the computation, would have been approximately 152,000, 211,000, and 365,000, respectively.

Fair Values of Financial Instruments

The fair values of the Company's financial instruments approximate the carrying value due to the short maturity or variable interest rate applicable to such instruments.

Stock-based Compensation

At December 28, 2002, the Company has four stock-based employee compensation plans, which are described more fully in Note 9. The Company accounts for those plans in accordance with the provisions of Accounting Principles Board Opinion No. 25, *"Accounting for Stock Issued to Employees"* ("APB No. 25") and complies with the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, *"Accounting for Stock-Based Compensation"* ("SFAS No. 123"), and SFAS No. 148, *"Accounting for Stock-Based Compensation- Transition and Disclosure".* No stock-based employee compensation cost is reflected in net loss, as all options granted had an exercise price equal to the market value of the underlying common stock on the date of the grants. Equity instruments issued to non-employees are accounted for in accordance with the provisions of SFAS No. 123 and EITF 96-18, *"Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services."*

The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based compensation.

	2002	2001	2000
Net loss:			
As reported	($20,039,835)	($23,419,965)	($14,980,997)
Add: Stock-based compensation expense	2,273,221	1,160,977	1,535,360
Pro forma	($22,313,056)	($24,580,942)	($16,516,357)
Basic and diluted net loss per share:			
As reported	($0.88)	($1.05)	($0.75)
Pro forma	($0.98)	($1.10)	($0.83)

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option valuation model with the following assumptions:

	2002		2001		2000	
	Stock Options	ESPP	Stock Options	ESPP	Stock Options	ESPP
Volatility	94%	69%-166%	70%	57% - 92%	76%	73%-101%
Expected dividend yield	0%	0%	0%	0%	0%	0%
Risk-free interest rate	3.1%	1.6%-1.9%	4.6%	1.8% - 4.3%	6.4%	5.8% - 6.2%
Expected life in years	5	0.25	5	0.25	5	0.25

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Comprehensive Income (Loss)

The Company adopted SFAS No. 130, *"Reporting Comprehensive Income"*, which requires that all components of comprehensive income (loss) be reported in the consolidated financial statements in the period in which they are recognized. For all periods reported, the Company's comprehensive loss is equal to its net loss reported in the accompanying consolidated statements of operations.

Reclassifications

Certain prior year balances have been reclassified to conform to current year presentation.

New Accounting Pronouncements

In December 2002, the FASB issued SFAS No. 148, *"Accounting for Stock-Based Compensation – Transition and Disclosure"*. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. As the Company did not make a voluntary change to the fair value based method of accounting for stock-based employee compensation in 2002, the adoption of SFAS No. 148 did not have a material impact on the Company's financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), *"Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others",* which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The application of the requirements of FIN 45 did not have a material impact on the Company's financial position or results of operations.

3. Goodwill and Other Intangible Assets

The Company adopted Statement of Financial Accounting Standards No. 142, *"Goodwill and Other Intangible Assets"* ("SFAS 142") on the first day of fiscal 2002. The Company's intangible assets on that date consisted of goodwill (workforce) of $0.4 million and core technology of $3.2 million. The Company completed the transitional impairment test and designated the fourth quarter for its annual review of impairment. There was no impairment indicated by either the transitional test or the fourth quarter review.

In accordance with SFAS 142, goodwill is no longer amortized. Previously, goodwill was amortized over five years and amortization expense was $0.1 million in fiscal 2001 and 2000. Had the Company accounted for goodwill under SFAS 142 on the first day of fiscal 2000, its net loss per share and its net loss would have been reported for the year as follows, in thousands for other than per share data:

	2001	2000
Reported net loss	$(23,420)	$(14,981)
Add back: goodwill amortization	108	108
Pro forma net loss	$(23,312)	$(14,873)
Basic and diluted net loss per share, as reported	$(1.05)	$(0.75)
Add back: Goodwill amortization expense	–	0.01
Pro forma basic and diluted net loss per share	$(1.05)	$(0.74)

Core technology is amortized over its estimated useful life of fifteen years. At December 28, 2002 core technology was recorded at gross carrying value of $3.7 million less accumulated amortization of $0.7 million. Amortization expense on core technology was $0.2 million for the fiscal years ended December 28, 2002, December 29, 2001 and December 30, 2000. In each of the next five years, amortization expense is estimated to be approximately $0.2 million per annum.

4. Plasma Operations Divestiture

On August 14, 2001, the Company completed the divestiture of its Plasma Operations located in Melville, New York to Precision Pharma Services, Inc. ("Precision"). Precision was a newly-formed company owned by management of the Plasma Operations and Ampersand Ventures, a Vitex shareholder. These operations were responsible for producing intermediate plasma fractions for Bayer and for viral inactivation of transfusion plasma for the Red Cross. The Plasma Operations accounted for all of the Company's previously reported processing revenues. The total value of the transaction was approximately $34.0 million. Prior to closing the transaction, the Company obtained a fairness opinion from an investment banker that the transaction was fair to the shareholders of the Company. Vitex recorded a loss of $6.8 million on the transaction during 2001.

Consideration received in exchange for substantially all the assets and liabilities of the Plasma Operations was as follows, in thousands:

Cash	$30,000
Liabilities assumed by Precision:	
Capital lease obligations	880
Advances from customer	3,131
Total consideration	$34,011

The cash consideration of $30.0 million includes a $3.0 million holdback by Precision, payable on the second anniversary of the divestiture, subject to indemnification obligations of the Company and subordinated to Precision's superior indebtedness to a financial institution. The Company provided customary representations and warranties for the transaction. To the extent that claims under the representations and warranties exceeded certain levels, Precision had the right to offset such claims against the holdback. The representation and warranty period expired in August 2002 and no claims were received from Precision. The net present value of the Precision $3.0 million holdback at December 28, 2002 is $2.9 million. Also, Precision is required to fund a $3.5 million continuing obligation of the Company at maturity in 2003. The holdback and funding obligation are included in the consolidated balance sheet in other receivables at December 28, 2002 and in other assets at December 29, 2001.

A summary at August 14, 2001 of the net assets as sold to Precision and the liabilities assumed by Precision is as follows, in thousands:

Trade receivables	$ 2,628
Inventory	3,175
Property, plant and equipment	34,312
Other assets	596
Total assets	40,711
Current liabilities, excluding capital lease obligations	1,565
Net assets divested	$39,146

The Company recorded credits totaling $1.6 million to the Plasma Operations divestiture during 2002 primarily related to the $1.2 million settlement of an ethanol tax dispute with the U.S. Bureau of Alcohol, Tobacco and Firearms as well as the settlement of certain liabilities below recorded amounts. Accrued costs related to the divestiture have been substantially paid out by December 28, 2002. The Company has guaranteed performance under capital and operating leases assumed by Precision with total outstanding payments of approximately $0.2 million at December 28, 2002.

The Company's unaudited pro forma results for fiscal years 2001 and 2000 assuming the divestiture occurred on the first day of fiscal year 2000 are as follows, in thousands, except for per share data:

	2001	2000
Net revenues	$6,264	$4,030
Net loss	($20,810)	($18,172)
Basic and diluted loss per share	($0.93)	($0.92)

These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the divestiture occurred on the first fiscal day of 2000 or the future results of operations.

5. Property and Equipment

Property and equipment consist of the following components:

	2002	2001
Leasehold improvements	$2,640,588	$2,456,616
Laboratory equipment	2,226,834	1,871,655
Office furniture and equipment	882,329	1,024,348
Construction in progress	1,241,104	159,458
	6,990,855	5,512,077
Accumulated depreciation and amortization	(2,030,130)	(1,209,099)
	$4,960,725	$4,302,978

The cost of laboratory equipment held under capital leases (see Note 7) amounted to $0.6 million and $0.9 million at December 28, 2002 and December 29, 2001, respectively. Accumulated depreciation relating to such equipment amounted to $0.3 million and $0.2 million at the end of fiscal years 2002 and 2001, respectively. Amortization expense for this equipment amounted to $0.1 million, $0.4 million and $0.5 million, respectively, for fiscal years 2002, 2001 and 2000.

6. Accrued Expenses

Accrued expenses consist of the following components:

	2002	2001
Accrued operating taxes (see Note 16)	$ 75,000	$1,321,534
Other accrued divestiture costs (see Note 4)	-	1,083,064
Accrued employee compensation	624,470	1,201,301
Other	385,346	401,646
	$1,084,816	$4,007,545

7. Capital Lease Obligations

The Company has several capital lease obligations related to laboratory equipment. Under these leases, the Company has options to purchase the equipment at prices specified in the agreements. The effective annual interest rate of the leases approximates 4.5 percent. Total future minimum payments are $0.2 million, including approximately $7,000 representing interest.

8. Stockholders' Equity

Common Stock

On December 27, 2000, the Company reached a performance milestone under its collaboration agreement with Pall (see Note 11). As required under the agreement, Pall invested $4.0 million for 807,062 shares of the Company's common stock based on the then current average market price of $4.96 per share.

On March 2, 2001, the Company sold 1,666,667 shares of the Company's common stock to an outside investor at the then current market price of $6.00 per share for a total of $10.0 million.

On May 24, 2001, the Company's shareholders voted to increase the number of authorized shares of common stock from 35 million to 45 million.

See Note 1 for planned common stock transactions.

Preferred Stock

Preferred stock may be issued from time to time in one or more series, with such designations, rights, and preferences as shall be determined by the Board of Directors. No preferred stock was outstanding as of December 28, 2002 or December 29, 2001.

9. Stock Plans

Employee Stock Purchase Plan

Under the 1998 Employee Stock Purchase Plan (the "1998 Purchase Plan"), employees may purchase shares of common stock at a discount from fair market value. The 1998 Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code. Rights to purchase common stock under the 1998 Purchase Plan are granted at the discretion of the Compensation Committee of the Board of Directors, which determines the frequency and duration of individual offerings under the 1998 Purchase Plan and the dates when stock may be purchased. Eligible employees participate voluntarily and may withdraw from any offering at any time before stock is purchased. Participation terminates automatically upon termination of employment. The purchase price per share of common stock to the purchaser under the 1998 Purchase Plan is 85 percent of the lesser of the Company's common stock average fair market value at the beginning of the offering period or on the applicable exercise date and may be paid through payroll deductions, periodic lump sum payments or both. The 1998 Purchase Plan terminates in February 2008. The 1998 Purchase Plan was amended in June 2002 to increase the shares of common stock reserved from 89,445 to 200,000. There are 87,542 shares available for future purchase as of December 28, 2002. During the fiscal years ended December 28, 2002, December 29, 2001 and December 30, 2000, 29,600 shares, 19,037 shares and 31,698 shares of common stock were issued, respectively.

Director Stock Option Plan

All of the directors who are not employees of the Company (the "Eligible Directors") are currently eligible to participate in the Director Stock Option Plan (the "1998 Director Plan"). Each non-employee who is initially elected to the Company's Board of Directors shall, upon his initial election by the Company's stockholders, automatically be entitled to an option to purchase 15,000 shares of common stock. In addition, each Eligible Director will be entitled to receive an annual option to purchase 2,000 shares of common stock.

The initial election grant of 15,000 options vests over a four-year period with 25 percent of the grant vesting after six months, and 25 percent vesting at the end of the second, third and fourth year thereafter, provided that the option-holder is still a director of the Company at the opening of business on such date. The annual grant of 2,000 options vests one year from date of grant. The 1998 Director Plan has a term of ten years. The exercise price for the options is equal to the last sale price for the common stock on the business day immediately preceding the date of grant. The exercise price may be paid in cash or shares. There are 250,000 shares of common stock reserved for issuance under the 1998 Director Plan, of which 73,000 options are available for future grants at December 28, 2002.

Equity Incentive Plans

As of December 29, 2001, the Company had 3,000,000 shares of common stock reserved for issuance under the 1998 Equity Incentive Plan (the "1998 Equity Plan"). The 1998 Equity Plan was amended in June 2002 to increase the shares of common stock reserved to 4,000,000. As of December 28, 2002, 1,218,414 options are available for future grants. The 1998 Equity Plan permits the granting of both incentive stock options and nonstatutory stock options. The option price of the shares for incentive stock options cannot be less than the fair market value of such stock at the date of grant. Options are exercisable over a period determined by the Board of Directors, but not longer than ten years after the grant date. The vesting period is 25 percent on each of the first, second, third, and fourth anniversary of the grant date. All stock options issued to-date have been granted at the fair market value of the stock on the respective grant dates.

In connection with the Pentose merger in 1999, the Company adopted the 1999 Supplemental Stock Option Plan (the "1999 Plan") authorizing the granting of both incentive and nonstatutory stock options on 1,000,000 shares of common stock reserved under the plan of which 301,401 options are available for future grants as of December 28, 2002. The vesting period is 25 percent on each of the first, second, third, and fourth anniversary of the grant date. The option price of the shares for incentive stock options cannot be less than the fair market value of such stock at the date of grant or 110 percent of the fair market value per share if the optionee owns more than 10 percent of the total combined voting power of the Company.

Information as to options for shares of common stock granted for fiscal years 2002, 2001 and 2000 is as follows:

	2002		2001		2000	
	Options	**Weighted-average exercise price**	Options	Weighted-average exercise price	Options	Weighted-average exercise price
Outstanding, beginning of year	**2,397,483**	**$6.95**	2,632,558	$6.79	2,205,926	$6.01
Granted	**547,937**	**4.83**	542,629	6.90	1,159,639	7.19
Exercised	**(11,905)**	**5.10**	(263,773)	3.63	(405,816)	1.48
Forfeited	**(327,228)**	**6.92**	(513,931)	7.41	(327,191)	8.86
Outstanding, end of year	**2,606,287**	**6.51**	2,397,483	6.95	2,632,558	6.79
Exercisable, end of year	**1,475,078**	**7.12**	1,181,768	7.13	1,063,832	6.48
Weighted average fair value of options granted during the year		**$1.75**		$4.26		$4.79

The following table summarizes the information on stock options outstanding at December 28, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise prices	Number outstanding	Weighted-average remaining contractual life	Weighted average exercise price	Number Exercisable	Weighted-average exercise price
$0.03	11,092	3.4	$ 0.03	11,092	$ 0.03
$0.21	15,906	4.9	$ 0.21	15,906	$ 0.21
$0.22 - 0.62	138,001	6.3	$ 0.62	79,159	$ 0.62
$0.63 - 2.80	134,993	5.8	$ 2.05	70,993	$ 2.80
$2.81 - 4.77	118,350	6.8	$ 3.78	85,000	$ 3.88
$4.78 - 7.00	1,114,300	8.3	$ 6.11	286,768	$ 6.35
$7.01 - 11.18	966,821	5.9	$ 8.36	819,336	$ 8.33
$11.63	101,788	5.5	$11.63	101,788	$11.63
$17.58	5,036	0.8	$17.58	5,036	$17.58
	2,606,287			1,475,078	

Warrants

At December 28, 2002, the Company had 15,812 outstanding warrants to purchase common stock with exercise prices ranging from $2.80 to $6.14. These warrants expire at various dates between March 2004 and March 2006.

10. Income Taxes

The Company's deferred tax assets and liabilities were as follows:

	2002	2001
Deferred tax assets:		
Research and development tax credits	**$ 2,563,502**	$ 2,013,389
Net operating loss carryforwards	**45,744,201**	36,728,859
Other, net	**708,885**	1,266,347
Total deferred tax assets	**49,016,588**	40,008,595
Valuation allowance	**(47,172,511)**	(38,044,492)
Net deferred tax assets	**1,844,077**	1,964,103
Deferred tax liabilities	**(1,844,077)**	(1,964,103)
	$ –	$ –

The reconciliation of the statutory federal income tax rate to the Company's effective tax rate is as follows:

	2002	2001
Tax at federal statutory rate	**(34.0%)**	(34.0%)
State tax, net of federal benefit	**–%**	–%
Change in valuation allowance	**38.6%**	39.8%
Research and development credits	**(2.6)%**	(2.2)%
Other	**(2.0)%**	(3.6)%
Provision for taxes	**–%**	–%

At December 28, 2002 and December 29, 2001 a valuation allowance has been applied to offset the respective deferred tax assets in recognition of the uncertainty that such tax benefits will be realized. The valuation allowance increased by $9.1 million in fiscal year 2002 and $12.4 million in fiscal year 2001.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately $108.3 million. At December 28, 2002, the Company has available net operating loss carry-forwards for federal and state income tax reporting purposes of approximately $108.3 million, and has available research and development credit carry-forwards for federal income tax reporting purposes of approximately $2.6 million, which are available to offset future taxable income, if any. These carry-forwards will expire beginning in 2010. Deferred tax assets and related valuation allowance of $0.5 million related to the net operating loss carryforward results from the exercise of employee stock options, the tax benefit of which, when recognized, will be accounted for as a credit to additional paid-in-capital rather than a reduction of income tax expense.

The Company experienced a change in ownership during July 1998, which resulted in approximately $22.8 million of the Federal net operating loss being subject to an annual limitation of approximately $7.4 million. In addition, the net operating loss carryforwards of $108.3 million includes $11.5 million from the acquisition of Pentose in 1999 which is subject to an annual limitation of $2.1 million.

11. Collaborations

Pall Corporation. On February 19, 1998, the Company and Pall Corporation ("Pall") entered into a series of agreements (the "original Pall Agreements") providing for, among other things, a collaboration on the development and marketing of systems employing the Company's pathogen reduction technologies for red blood cell and platelet concentrates. Pall is a leading manufacturer and supplier of filtration products, including those relating to the collection, preservation, processing, manipulation, storage and treatment of blood and blood products. Under those original Pall Agreements, Pall received exclusive worldwide distribution rights to all the Company's systems incorporating pathogen reduction technology for red blood cells and platelets. The parties also equally shared research, development, clinical and regulatory responsibilities and were to equally share profits and joint expenses from operations after each party was reimbursed for its cost of goods. Pall reimbursed the Company for fifty percent of the excess of the Company's red cell program research costs over those costs incurred directly by Pall. Total reimbursement by Pall was approximately $3.6 million, $5.8 million and $3.9 million during fiscal years 2002, 2001 and 2000. Eligible research costs under this collaboration were approximately $7.2 million, $11.6 million and $7.8 million during fiscal years 2002, 2001 and 2000, respectively. Partner research funding included within other receivables on the consolidated balance sheets at December 29, 2001 amounts to $0.5 million.

Upon execution of the Pall Agreements and at the time of the Company's initial public offering, Pall made equity investments in VITEX totaling $9.0 million. In addition, the original Pall Agreements provided that Pall would purchase up to $17.0 million worth of the Company's common stock in installments tied to the achievement of specified development milestones. Such equity investments by Pall were to be made at the prevailing market price per share. The Company reached equity milestones in December 2000 and December 1999 and, accordingly, Pall purchased $4.0 million and $3.0 million, respectively, of the Company's common stock at the then market price.

On August 6, 2002, the Company and Pall modified their collaboration (the "modified collaboration") on the program for INACTINE™ Pathogen Reduction System for red cells to permit the addition of new distribution partners to advance commercialization of the program. The Company acquired worldwide distribution rights previously held by Pall and will have a one-year period expiring in August 2003 in which to negotiate new partnership agreements. At the end of the one-year period, Pall will have the option either to reacquire rights in geographic areas not covered by new partners, subject to renegotiation of terms, or to earn a royalty on each INACTINE™ treatment of red cells. Vitex has assumed research and development funding responsibility for the program unless Pall exercises its option to reacquire any potential marketing rights.

Under the modified collaboration, Pall is required to make an equity milestone investment of $4.0 million upon initiation of Phase III clinical trials prior to January 1, 2003. The milestone was achieved and Pall and the Company have agreed that the investment will close at a price of $1.02 per share concurrently with an additional equity offering with a minimum of $11 million prior to September 30, 2003 (see Note 1). Pall has also made available to the Company a one-year revolving credit facility of $5.0 million secured by liens on certain of the Company's assets. The credit facility will expire on the earlier of August 1, 2003 or the date of closing of a financing of more than $15 million, at which time all outstanding amounts are due and payable. At

December 28, 2002, $2.5 million was outstanding under the credit facility at an interest rate of 6.25 percent (prime plus 2 percent). Subsequent to year end, the Company borrowed the remaining $2.5 million thereby fully utilizing the credit facility.

As of December 28, 2002, Pall owned 9.9 percent of the Company's outstanding shares.

Amersham Pharmacia Biotech. On April 6, 2000, the Company entered into a ten-year worldwide license and distribution agreement with Amersham Pharmacia Biotech ("APBiotech"), the life science business of Nycomed Amersham plc. Under the agreement APBiotech will exclusively market and distribute the Company's INACTINE™ Pathogen Reduction System for red cells to manufacturers of biopharmaceuticals and transgenic products and to plasma fractionators. Vitex retains rights for the marketing and distribution of the technology in all other areas including blood components such as red cells, platelets and plasma.

Under the terms of the agreement, the Company received non-refundable up-front payments and milestone payments totaling $1.5 million in fiscal 2000 and could also receive further payments of $1.0 million subject to certain product testing and FDA approval milestones. In addition, the Company will receive a percentage royalty based on net sales made by APBiotech of products which incorporate the INACTINE™ system. The Company provides APBiotech with technical support, training and conducts research and development projects as directed by APBiotech during the ten-year term of the agreement. In accordance with SAB 101, the payments will be recognized from the date of receipt of the payments through the end of the term of the agreement or approximately ten years. For the fiscal years 2002, 2001 and 2000, the Company recognized revenue of $0.2 million, $0.2 million and $0.1 million from the amortization of non-refundable up-front and milestone payments, which is recorded within partner research funding on the consolidated statements of operations. The balance of $1.1 million is reflected as deferred revenue in the consolidated balance sheet as of December 28, 2002. In addition, the Company recognized revenue reflected within partner research funding on the consolidated statement of operations of $0.2 million, $0.05 million and $0 for the fiscal years 2002, 2001 and 2000, respectively, from royalty payments due under the terms of the agreement.

Plasma Operations Agreements

Prior to the divestiture of its Plasma Operations (see Note 4), the Company maintained commercial relationships with two principal customers: Bayer Corporation ("Bayer") and the American National Red Cross ("the Red Cross"). The Company processed Bayer plasma into intermediate plasma derivatives and returned these products for further manufacturing within Bayer's production facilities. Commercial terms were documented in the 1995 Agreement for Custom Processing (the "Processing Agreement") which, with amendments extended to 2003. This Processing Agreement was assigned to Precision in the Plasma Operations divestiture.

The Company also processed plasma for the Red Cross into virally inactivated transfusion plasma which was marketed by the Red Cross under the brand, PLAS+®SD. Commercial terms were documented in the 1997 Supply, Manufacturing, and Distribution Agreement (the "Agreement"). Prior to the divestiture of the Plasma Operations, the Company exercised its rights to terminate the Agreement in June 2001.

In fiscal 2000, the Company recorded a credit of $1.2 million representing unused sales incentives under a PLAS+®SD Sales Incentive Program arising in fiscal 1999.

Under a previous collaboration agreement, the Red Cross had made a total of $3.0 million in non-interest bearing, unsecured advances which were subsequently discounted to net present value using an interest rate of 7.75 percent. As part of an amendment to the agreement in fiscal 2000, certain sales incentives earned by the Red Cross of approximately $0.5 million were added to the outstanding Red Cross advance, increasing the balance to $3.5 million due in 2003. This new balance was discounted to net present value using an interest rate of 8.0 percent resulting in a gain of $0.4 million in fiscal 2000. The Red Cross advances, due in 2003, remain obligations of the Company, subject to a funding guarantee by Precision as described in Note 4.

12. Other Related Party Transactions

License Agreements

The Company was spun-off from the New York Blood Center, Inc. ("NYBC") in 1995. Under terms of the spin-off, NYBC transferred to the Company various net assets including the Plasma Operations plant in Melville, New York, related operating and product licenses and certain other tangible and intangible assets. The Company also became the licensee of a portfolio of patents and patent applications held by the NYBC, including those related to the use of the SD viral inactivation technology. In exchange for these net assets, the NYBC received all of the issued and outstanding common stock of the Company. In anticipation of the Plasma Operations divestiture (Note 4), the Company terminated the last active license from NYBC, the license to SD viral inactivation technology. Under the license agreements, the Company was required to pay royalties to the NYBC on revenues derived from their use. In fiscal years 2001 and 2000, total payments to NYBC were $0.7 million and $1.4 million, respectively. Also, in fiscal 2000 the Company agreed to financially support NYBC marketing efforts for PLAS+®SD and made payments totaling $0.4 million under the agreement.

Other Services

In fiscal year 2000, the Company received NYBC payments of $46,000 for scientific research. This amount was recorded as partner research funding in the accompanying consolidated statements of operations.

The Company purchased $0.2 million and $0.4 million of production related materials and supplies from Pall Corporation for the fiscal years 2001 and 2000, respectively.

The Company has an arrangement for scientific consulting services with its Chairman. Under terms of the agreement, the Company paid $0.1 million, $0.1 million and $0.03 million in fiscal 2002, 2001 and 2000, respectively. During fiscal 2001, the Company purchased $0.1 million in processing services from a company in which the Chairman was an officer and investor and Ampersand is an investor.

13. Supplemental Disclosure of Cash Flow Information

Information on cash paid for interest and non-cash investing and financing activities are as follows:

	2002	2001	2000
Cash paid during the year for interest	**$65,000**	$276,000	$1,006,000
Income taxes paid during the year	–	–	18,000
Non-cash investing and financing activities:			
Deferral of Red Cross incentive program cost	–	–	542,000
Capital lease obligations incurred for purchase of equipment	–	259,000	–

14. Profit Sharing 401(k) Plans

The Company offers 401(k) savings benefits to substantially all employees. Eligible employees may elect to contribute a portion of their wages to the 401(k) plan, subject to certain limitations. The Company provides a discretionary match to employee contributions. Total Company contributions were $0.1 million, $0.1 million and $0.2 million in fiscal years 2002, 2001 and 2000, respectively.

15. Commitments and Contingencies

Lease Commitments

Future minimum lease payments under non-cancelable operating leases at December 28, 2002 are as follows:

2003	$1,104,000
2004	1,104,000
2005	1,121,000
2006	1,233,000
2007	1,249,000
Thereafter	2,288,000

The Company leases its office facilities and certain equipment under non-cancelable operating leases that expire at various dates through 2009. Rent expense was approximately $1.2 million, $1.0 million and $0.9 million for fiscal years 2002, 2001 and 2000, respectively.

16. Subsequent Event

Ethanol Usage Tax Settlement

The Company had a long standing disagreement with the United States Bureau of Alcohol, Tobacco and Firearms (the "Bureau") concerning its eligibility for tax exempt usage of ethanol in its now divested Plasma Operations. In February 2003, the Bureau and the Company reached agreement to settle this dispute. Under terms of the settlement, the Company paid a minor amount in recognition of prior years taxes and withdrew all its claims related to the disputed tax exempt status. The Bureau acknowledged that the tax payment fully settled all prior year tax claims. As a result of the settlement, the Company recorded a credit to the Plasma Operations divestiture for the year ended December 28, 2002 in the amount of $1.2 million to recognize the reversal of previously accrued ethanol tax charges and reduced accrued expenses by the same amount.

17. Quarterly Financial Data (Unaudited, in thousands, except per share data)

Fiscal 2002 Quarter Ended	**December 28, 2002**	**September 28, 2002**	**June 29, 2002**	**March 30, 2002**
Net revenues- Partner research funding	**$ 204**	**$ 182**	**$ 1,878**	**$ 1,961**
Plasma Operations divestiture	**1,297**	**331**	**–**	**–**
Net loss	**(4,641)**	**(5,957)**	**(5,492)**	**(3,950)**
Loss per share:				
Basic and diluted	**($0.20)**	**($0.26)**	**($0.24)**	**($0.17)**

Fiscal 2001 Quarter Ended	December 29, 2001	September 29, 2001	June 30, 2001	March 31, 2001
Processing revenues	$ –	$ 3,419	$ 7,584	$ 9,625
Partner research funding	1,414	1,764	1,493	1,593
Net revenues	1,414	5,183	9,077	11,218
Gross margin from processing revenues	–	462	1,968	2,502
Plasma Operations divestiture	1,987	1,087	(9,875)	–
Net loss	(1,928)	(2,695)	(14,346)	(4,451)
Loss per share:				
Basic and diluted	($0.08)	($0.12)	($0.64)	($0.21)

FINANCIAL AND OPERATING HIGHLIGHTS

(In thousands, except per share data)

For fiscal years	**2002**	2001	2000	1999	1998
Total revenues	**$ 4,225**	$ 26,892	$ 40,710	$ 39,723	$36,055
Loss from operations	**$(20,440)**	$(23,555)	$(15,245)	$(40,946)	$ (6,765)
Net loss	**$(20,040)**[1]	$(23,420)[1]	$(14,981)	$(37,329)[2]	$ (6,400)[3]
Basic and diluted net loss per share	**$ (0.88)**	$ (1.05)	$ (0.75)	$ (2.78)	$ (0.61)
Weighted average shares outstanding	**22,752**	22,316	19,860	13,405	10,454

At year end	**2002**	2001	2000	1999	1998
Cash and short-term investments	**$ 7,249**	$ 25,281	$ 7,768	$ 26,886	$35,264
Total assets	**$ 22,761**	$ 43,230	$ 63,729	$ 78,098	$75,225
Long-term obligations, less current portion	**$ 954**	$ 4,491	$ 4,791	$ 7,701	$11,055
Stockholders' equity	**$ 12,858**	$32,788	$ 45,157	$ 55,385	$53,635

[1] Includes in 2002 and 2001 a $1.6 million credit and $6.8 million loss, respectively, on the Plasma Operations divestiture. The $1.6 million credit in 2002 includes a $1.2 million gain on the settlement with the Bureau of Alcohol, Tobacco and Firearms of a tax dispute.

[2] Includes in 1999 a charge of $33.0 million for the write off of in-process research and development and a charge of $2.2 million for R&D restructuring, both related to the merger with Pentose. Also includes a charge of $2.6 million for the voluntary recall of certain lots of PLAS+ ®SD. Finally, net loss includes a credit of $3.5 million for an insurance settlement related to a 1996 plasma loss.

[3] Includes in 1998 a $2.2 million charge related to a stock purchase by Pall Corporation in connection with the research collaboration.

CORPORATE INFORMATION

Board of Directors

Samuel K. Ackerman, M.D.
Chairman of the Board and Chief Scientific Officer, Vitex
President and Chief Executive Officer, Cyclis Pharmaceuticals, Inc.

John R. Barr
President and
Chief Executive Officer, Vitex

Richard A. Charpie, Ph.D.
Managing General Partner,
Ampersand Ventures

Jeremy Hayward-Surry
President, Pall Corporation

Irwin Lerner
Former Chairman of the Board and Chief Executive Officer,
Hoffmann-LaRoche Inc.

Joseph M. Limber
Former President and
Chief Executive Officer,
ACLARA Biosciences, Inc.

Peter D. Parker
General Partner,
Ampersand Ventures

Doros Platika, M.D.
Scientific Advisor, MPM Capital

David Tendler
President and Chief Executive Officer, Tendler Beretz LLC

Damion E. Wicker, M.D.
General Partner,
JP Morgan Partners, LLC

Officers

John R. Barr
President and Chief Executive Officer

Bernadette L. Alford, Ph.D.
Executive Vice President,
Development, Regulatory and Clinical Affairs

Thomas T. Higgins
Executive Vice President, Operations and Chief Financial Officer

Executive Office

134 Coolidge Avenue
Watertown, Massachusetts 02472
ATTN: Investor Relations Department
Phone: 617-926-1551
Fax: 617-923-2245
www.vitechnologies.com

Corporate Counsel

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston, Massachusetts

Independent Auditors

KPMG LLP
Boston, Massachusetts

Registrar and Transfer Agent

American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
Phone: 718-921-8200

Annual Report on Form 10-K

Copies of the Company's Form 10-K filed with the Securities and Exchange Commission for the year-ended December 28, 2002, or additional Company information, can be obtained without charge by contacting:

V.I. Technologies, Inc.
134 Coolidge Avenue
Watertown, Massachusetts 02472
ATTN: Investor Relations Department
Phone: 617-926-1551
Fax: 617-923-2245
www.vitechnologies.com

Annual Meeting of Stockholders

Vitex's Annual Meeting of Stockholders will be held on Friday, July 25, 2003 at 10:00 a.m. at:
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, Massachusetts 02111

Stock Listing

Vitex is listed on the Nasdaq National Market System under the symbol "VITX"

Stock Market Information

The quarterly high and low market prices in 2002 were as follows:

	High	Low
First Quarter	$ 7.35	$ 4.80
Second Quarter	6.00	2.39
Third Quarter	4.25	0.70
Fourth Quarter	1.50	0.40

The quarterly high and low market prices in 2001 were as follows:

	High	Low
First Quarter	$ 7.38	$ 4.38
Second Quarter	12.85	6.40
Third Quarter	11.45	4.62
Fourth Quarter	9.55	5.20

As of June 9, 2003 there were 40,798,339 shares of Common Stock outstanding. As of that date, there were 69 stockholders of record. No cash dividends have been previously paid on Vitex's Common Stock, and none are anticipated in 2003.


vitex

V.I. TECHNOLOGIES, INC
134 Coolidge Avenue
Watertown, MA 02472

phone 617-926-1551
fax 617-923-2245

www.vitechnologies.com